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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DOCUMENT SCIENCES CORPORATION

(Name of Issuer)

Common

(Title of Class of Securities)

25614R105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614R105	Schedule 13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nasser S. Barghouti
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 212,117
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 212,117
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,117
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 25614R105	Schedule 13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer Document Sciences Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices 5958 Priestly Drive, Carlsbad, CA 92008

Item 2	(a).	Name of Person Filing Nasser S. Barghouti

Item 2	(b).	Address of Principal Business Office, or, if None, Residence 5958 Priestly Drive, Carlsbad, CA 92008

Item 2	(c).	Citizenship United States

Item 2	(d).	Title of Class of Securities Common Stock

Item 2	(e).	CUSIP Number 25614R105

Item 3.		Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 212,117 (including 20,000 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of December 31, 2005)

	(b)	Percent of Class: 5.0% (based on 4,212,468 shares of Common Stock reported outstanding as of December 31, 2005)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 212,117

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 212,117

(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 25614R105	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25614R105	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2006

By:	/s/ NASSER S. BARGHOUTI
Name:	Nasser S. Barghouti
Title:	Chief Technology Officer